                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 25)*


                              CSS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   178666 10 3
                            ------------------------
                                 (CUSIP Number)

                            Steven M. Cohen, Esquire
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                  215-963-5089

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                December 31, 2001
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the on subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a on prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the on Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to on all other provisions of the Act (however, see the Notes).



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              CUSIP NO. 178666 10 3 AMENDMENT NO 25 TO SCHEDULE 13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jack Farber
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
         PF, 00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
       NUMBER OF        528,709 shares
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8        SHARED VOTING POWER
       OWNED BY         1,816,935 shares
        EACH            --------------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER
       PERSON           528,709 shares
        WITH            --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                        1,816,935 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,025,253 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.14%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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              CUSIP NO. 178666 10 3 AMENDMENT NO 25 TO SCHEDULE 13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Delv, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                      7        SOLE VOTING POWER
      NUMBER OF       1,515,151 shares
        SHARES        ----------------------------------------------------------
     BENEFICIALLY     8        SHARED VOTING POWER
       OWNED BY       0
         EACH         ----------------------------------------------------------
      REPORTING       9        SOLE DISPOSITIVE POWER
       PERSON         1,515,151 shares
        WITH          ----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,515,151 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.10%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

              CUSIP NO. 178666 10 3 AMENDMENT NO 25 TO SCHEDULE 13D

This Amendment Number 25 amends the Schedule 13D (the "Statement") filed by Jack Farber and Delv, Inc., with respect to shares of common stock, par value $.10 per share ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS"), as such statement has been amended from time to time.

This Amendment Number 25 is being filed to reflect the transfer of shares of Common Stock directly or indirectly by Jack Farber since the last amendment.

Item 3.      Source and Amount of Funds or Other Consideration.
-------      --------------------------------------------------

         The following transactions involving shares included in the Statement were made during the 2001 calendar year.

         In May, 2001, a trust known as the U/I/T David M. Farber dated 1/9/98 in which Jack Farber and his son David Farber are trustees (the "David Farber Trust") sold 10,500 shares of Common Stock.

         In July, 2001, 189,387 shares of Common Stock previously owned by the Farber Family 1998 Grantor Retained Annuity Trust were transferred to Mr. Farber's wife.

         In October, 2001, the David Farber Trust sold 4,000 shares of Common Stock.

         In November, 2001 the Farber Family Foundation gifted 50,000 shares of Common Stock to a charitable institution.

         In November, 2001, the David Farber Trust sold 1,000 shares of Common Stock.

         Jack Farber did not receive any cash proceeds from any of these transaction.

Item 5.      Interest in Securities of the Issuer.
-------      -------------------------------------

    (a) Securities Beneficially Owned by the Person Identified in Items 1 and 2.

             See the answers to row numbers 7 through 12 of the cover page. All percentages are calculated based upon 8,861,370 shares of Common Stock represented by the Company to be outstanding as of December 31, 2001.

    (b) Voting Power of Securities Beneficially Owned by the Person Identified in Items 1 and 2.

             See the  answers to row  numbers 7 through  12 of the cover  pages.
Supplementally:

             Jack Farber owns 519,290 shares of record.

             Jack Farber has the sole power to vote and dispose of 9,419 shares of Common Stock owned by The Farber Family 1998 Grantor Retained Annuity Trust.

             Delv, L.P., a Delaware limited partnership, the general partner of which is Delv, Inc. (the "General Partner") and the limited partners of which are members of Mr. Farber's family, owns 1,515,151 shares of Common Stock. The General Partner has the power to vote and dispose of the shares of Common Stock owned by the Partnership. Mr. Farber owns all of the outstanding common stock of the General Partner and has the sole ability to appoint and remove directors of the General Partner. Ellen Beth Kurtzman, Mr. Farber's daughter, is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ms. Kurtzman has the power to vote and dispose of shares held by the Partnership. Mr. Farber disclaims any beneficial interest in the shares held by the Partnership for the account of limited partners other than Mr. Farber.

             Jack Farber shares with his son David M. Farber the power to vote and dispose of 250,202 shares of Common Stock owned by the David Farber Trust. A majority of the trustees of the Trust is required to vote or dispose of the shares of Common Stock owned by the David Farber Trust. Although the answer to row number 11 of Jack Farber's cover page includes the shares owned by the David Farber Trust, Mr. Farber disclaims any beneficial interest in the shares held by the David Farber Trust.

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              CUSIP NO. 178666 10 3 AMENDMENT NO 25 TO SCHEDULE 13D

             Jack Farber shares the power to vote and dispose of 92,784 shares of Common Stock owned by the Farber Foundation, Inc. (the "Farber Foundation") with two officers of CSS, who are the other members, officers and directors of the Farber Foundation. Although the answer to row number 11 of Jack Farber's cover page includes the shares owned by the Farber Foundation, Mr. Farber disclaims any beneficial interest in the shares held by the Farber Foundation.

             Jack Farber also shares the power to vote and dispose of 209,000 shares of Common Stock owned by the Farber Family Foundation, Inc. (the "Farber Family Foundation") with his spouse, his son and his daughter, who are members, officers and directors of the Farber Family Foundation. Although the answer to row number 11 of Jack Farber's cover page includes the shares owned by the Farber Family Foundation, Mr. Farber disclaims any beneficial interest in the shares held by the Farber Family Foundation.

             The shares shown in the answer to row number 11 of Jack Farber's cover page includes 679,609 shares held directly by Mr. Farber's wife, as to which Mr. Farber disclaims beneficial ownership.



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              CUSIP NO. 178666 10 3 AMENDMENT NO 25 TO SCHEDULE 13D

                                    SIGNATURE


We, the undersigned:

1. Agree that this statement is filed on behalf of the undersigned.

2. After reasonable inquiry and to the best of our knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

                                             /s/ Jack Farber
                                             -----------------------------------
                                             JACK FARBER




                                             DELV, L.P.

                                             By: DELV, INC., its General Partner


                                             By: /s/ Ellen Beth Kurtzman
                                                 -------------------------------
                                                 Ellen Beth Kurtzman
                                                 President




Date: January 16, 2002